SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)


                       MARVEL ENTERTAINMENT GROUP, INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  573913 10 0
                                (CUSIP Number)

                             Marvel Holdings Inc.


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   Copy to:
                                 John M. Reiss
                                 White & Case
                          1155 Avenue of the Americas
                              New York, NY  10036
                                (212) 354-8113

                                  May 7, 1997
           ________________________________________________________
            (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                                 _____________

Check the following box if a fee is being paid with this statement [ ].

                               Page 1 of 5 Pages
                       Exhibit Index appears on page 4.
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marvel Holdings Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)[ ]
                                                  (b)[X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5    CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES    7  SOLE VOTING POWER
BENEFICIALLY           50,932,167
OWNED BY EACH
                    8  SHARED VOTING POWER
REPORTING PERSON
WITH
                    9  SOLE DISPOSITIVE POWER
                       50,932,167

                    10  SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     50,932,167

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.03%

14   TYPE OF REPORTING PERSON

     CO
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     This statement amends and restates the Schedule 13D, relating to the common stock, par value $.01 per share, of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission (the "Commission"), on May 18, 1993 by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, filed with the Commission on October 12, 1993 by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel Parent"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2 filed with the Commission on November 15, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 3, filed with the Commission on December 31, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 4 filed with the Commission on March 10, 1997 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 5 filed with the Commission on April 25, 1997 by Marvel Holdings, as amended by Amendment No. 6 filed with the Commission on April 29, 1997 by Marvel Holdings, and as amended by Amendment No. 7 filed with the Commission on May 1, 1997 by Marvel Holdings.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    Description

     7         Letter to all of the Members of the Board of
               Directors of Marvel from Marvel Holdings
               and the Official Bondholders Committee,
               dated May 7, 1997.
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 12, 1997

                                        MARVEL HOLDINGS INC.


                                        By:  /s/ Carl C. Icahn
                                        Name:  Carl C. Icahn
                                        Title:  Chairman and President



Signature page for Schedule 13D, Amendment No. 8, which attaches as an exhibit the May 7, 1997 letter to Marvel Directors from Marvel Holdings Inc. and the Official Bondholders Committee.
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